NEWS RELEASE

BIRCH MOUNTAIN REPORTS FIRST QUARTER 2006 RESULTS

CALGARY, May 12, 2006– Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”) (BMD: TSXV and AMEX) today reported financial results for the first quarter ended March 31, 2006

Highlights

During the first quarter of 2006, the Company successfully started operations in the Muskeg Valley Quarry (“MVQ”) and began production of limestone for aggregate sales.  Birch Mountain advanced the regulatory, engineering and environmental work for the plant processing facility for manufacturing of quicklime, cement and other related products and for an expansion to the quarry boundaries.

The active quarry area of the MVQ is now 20 hectares and the area of site preparation including the quarry road covers an additional 20 hectares.  Site work including overburden removal has exposed limestone of various specifications for production and sale.  The MVQ is operational and rock products produced have been stockpiled.  Inventory of limestone rock in various stages of production, at March 31, 2006 is approximately 300,000 tonnes, valued at $422,348.

The Company is nearing completion of an updated prefeasibility study on the MVQ and Hammerstone Project to determine the asset value of the combined projects and confirm strategic priorities.

Working capital at March 31, 2006 is $18,987,846 a decrease of approximately $8.3 million from December 31, 2005.  The decrease is a result of the continued development of the MVQ and the Hammerstone Project as the Company spent a total of $7.7M on mineral development and exploration, incurred approximately $174,000 in quarry operational expenses and purchased approximately $400,000 in property and equipment during the quarter.

Financial Results (unaudited)

The Company reports a loss for the first quarter of 2006 of $2,065,281 as compared to a loss for the first quarter of 2005 of $1,271,016.

The Company’s main expenditures are categorized as administrative expenses, quarry operations and mineral costs.  Each category increased for the quarter ended March 31, 2006, as compared to the quarter ended March 31, 2005 as the Company focused on the start up of operations at the

MVQ and advancing the work on the Hammerstone Project.  Total administrative expenses for the first quarter 2006 were $1,833,601 as compared to 2005 of $1,076,112.  Adjusting for stock based expenses of $1,022,841 and $542,326 for 2006 and 2005 respectively, adjusted G&A expenses were $810,740 for 2006 as compared to 2005 of $533,786.    The largest contributor to this increase was an increase in salaries due to the addition of three executives that were not employed in 2005.  Quarry operation costs were incurred for the first time, amounting to $173,668 for the first quarter 2006.  No quarry operations costs were reported in 2005 as the quarry was not operational until March 2006.  Mineral costs expensed in the income statement were $273,810 for the first quarter of 2006 as compared to $220,692 for 2005.  This increase resulted from general business activity.

The Company also incurs significant expenditures for mineral development that are capitalized.  Total capitalized mineral costs for first quarter 2006 were $7,416,042 as compared to $891,923 for 2005.  With respect to expenditures capitalized, during the first quarter of 2006, 63% of these expenditures were on development of the MVQ, which had not received regulatory approval in first quarter of 2005.  Of the $7.4M of expenditures capitalized, $4.6M or 62% related to site preparation, which included construction of the road, stockpile sites, overburden removal and costs of preliminary rock extraction.  Another $2.0M or 27% of this increase related to work on the Hammerstone Project environmental impact assessment and application and the updated prefeasibility report, which is comprised largely of professional fees for consultants who assist in the regulatory, environmental and technical work required.  Finally,  $255,000 relating to an accrual for future asset retirement obligations of the MVQ and $265,000 relating to increased administration costs of the MVQ resulting from additional resources focused on this project, contributed to the increase.

Summarized unaudited consolidated financial statements as at and for the three months ending March 31, 2006 are reported in the tables below.  The Company encourages readers to review our complete First Quarter 2006 Financial Report and other informational disclosures on SEDAR and/or EDGAR at www.sedar.com and www.edgar.com.

TABLE A: Consolidated Balance Sheets UNAUDITED
As at	March 31, 2006	December 31, 2005
Assets
Current
Cash and cash equivalents	19,304,709	32,322,603
Restricted cash	1,000,000	1,000,000
Accounts receivable	573,043	476,455
Inventory	422,348	-
Prepaids and deposits	893,156	441,545
	22,193,256	34,240,603
Long-term asset	232,489	232,489
Property and equipment	705,133	318,786
Mineral properties	21,230,016	13,768,974
Total Assets	44,360,894	48,560,852
Liabilities
Current
Accounts payable and accrued liabilities	316,862	3,369,083
Deferred revenue	50,306	50,306
Other current liabilities	2,470,514	3,346,264
	2,837,682	6,765,653
Asset retirement obligation	615,000	360,000
	3,452,682	7,125,653
Shareholders’ equity
Share capital	47,239,755	46,950,953
Contributed surplus	3,024,363	1,774,873
Deficit	(9,355,906)	(7,290,627)
	40,908,212	41,435,199
Total Liabilities and Shareholders’ Equity	44,360,894	48,560,852

TABLE B: Consolidated Statements of Loss and Deficit UNAUDITED
For the three-month period ended	March 31, 2006	March 31, 2005
Expenses (income)
Amortization	18,713	13,729
Office	120,331	91,829
Quarry operation costs	173,668	-
Professional fees	207,434	183,268
Shareholder services and promotion	230,346	172,101
Mineral exploration costs	273,810	220,692
Salaries and benefits	297,480	136,402
Stock-based compensation	959,297	478,783
Interest income	(215,798)	(25,788)
Loss for the quarter	2,065,281	1,271,016
Deficit, beginning of quarter	(7,290,627)	(2,648,809)
Deficit, end of quarter	(9,355,906)	$ (3,919,825)
Loss per share
Basic and diluted	(0.03)	(0.02)

TABLE C: Consolidated Statements of Cash Flows UNAUDITED
For the three-month period ended	March 31, 2006	March 31, 2005
Cash flows from operating activities
Cash paid to suppliers	(2,868,348)	(268,442)
Cash paid to employees	(585,455)	(259,555)
Interest paid	(2,062)	(872)
Interest received	99,037	25,788
	(3,356,828)	(503,081)
Cash flows from investing activities
Mineral exploration costs	(9,536,768)	(808,642)
Purchase of capital assets	(356,860)	(18,503)
	(9,893,628)	(827,145)
Cash flows from financing activities
Issuance of common shares for cash	232,562	409,317
	232,562	409,317
Decrease in cash and cash equivalents	(13,017,894)	(920,909)
Cash and cash equivalents, beginning of period	32,322,603	5,444,270
Cash and cash equivalents, end of period	19,304,709	4,523,361

Birch Mountain is developing the industrial mineral potential of our extensive mineral properties in the oil sands region of northeastern Alberta. Limestone from the MVQ and Hammerstone will be marketed as construction aggregates and as rock for making concrete and asphalt. Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, alternate fuel gasification, water treatment, pulp and paper manufacturing, and soil and biosolids stabilization. A portland cement plant has been added to the planned facilities. Birch Mountain believes the strong global demand for oil and the heightened profile of Alberta’s oil sands will ensure long-term demand for limestone products from the Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.